

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2009

By U.S. Mail and Facsimile to: (301) 296-5106

Joe Arruda
Chief Financial Officer
Rydex Specialized Products LLC
9601 Blackwell Road, Suite 500
Rockville, MD 20850

> **Re: CurrencyShares Euro Trust**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **File No. 001-32694**

Dear Mr. Arruda:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Clampitt
Senior Attorney Advisor